SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 2nd, 2015

DATE, TIME AND PLACE: April 2nd, 2015, at 1:00pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absence of Mr. Mario Di Mauro. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Report on the activities carried out by the Statutory Audit Committee; (2) Report on the activities carried out by the Control and Risks Committee; (3) Report on the constitution of the EAD – Managing Entity for the Redistributing and Channel and TV and RTV Scan Process; and (4) To resolve on the supply of goods and services agreements to be entered between TIM Celular S.A. and Italtel Brasil Ltda.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, by unanimous decision of all those present and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge the activities carried out by the Statutory Audit Committee at its meeting held on April 1st, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(2) To acknowledge the activities carried out by the Control and Risks Committee at its meeting held on April 1st, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(3) To acknowledge the main aspects related to the constitution of the Managing Entity for the Redistributing and Digitalization the Channels of TV and RTV ("EAD"), in accordance with the obligations assumed regarding the Auction Nr. 2/2014 of the National Telecommunications Agency (“ANATEL”) in order to authorize the use of the 700 MHz radiofrequency. Additionally, the Board members were informed of the appointment ANATEL by Messrs. Mario Girasole and Leonardo Capdeville to represent the Company in Group of Implementation of the Process for the Redistributing and Digitalization the Channels of TV and RTV (“GIRED”), in accordance with the Act No. 1435/2014, published in the National Official Gazette in December 16th, 2014, Section 2, Page 37; and

(4) To acknowledge and approve the execution of contracts for the provision of equipment and services to be entered into between TIM Celular S.A. ("TCEL") and Italtel Brasil Ltda. ("ITALTEL"), for the projects related to Backbone IP/MPLS and FTTS-IP/MPLS and related to the Support Server Maintenance, in the amount of R$ 55,770,244.51 (fifty five million, seven hundred and seventy thousand, two hundred and forty-four Reais and fifty-one cents). The Board Members considered the favorable opinion of the CAE, and the material presented and filed at the Company’s head offices.

The board members were informed about the results obtained through the self-assessment of the board, and, after discussions carried on, approved the proposals made by the CCR, according to the material presented and filed at the Company's head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 2nd, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 2, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.